Filed Pursuant to Rule 424(b)(7)
                                                             File No. 333-140766

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated March 9, 2007)

                             C&D TECHNOLOGIES, INC.

        $54,500,000 5.50% Convertible Senior Notes Due November 21, 2026 and the Shares of Common Stock Issuable Upon Conversion of the Notes

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      The following information supplements information contained in our prospectus dated March 9, 2007 and prospectus supplement no. 1 dated May 24, 2007, relating to the resale by selling security holders, including their respective transferors, donees, pledgees or successors in interest, of our 5.50% Convertible Senior Notes due November 21, 2026 and common stock issued or issuable upon conversion of the notes we originally issued.

      You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus and prospectus supplement no. 1, except to the extent that the information presented herein supersedes the information contained in the prospectus and prospectus supplement no. 1. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

      The shares of our common stock are quoted on the New York Stock Exchange under the symbol "CHP."

      Investing in our common stock involves risks that are described in the "Risk Factors" section of our annual report on Form 10-K and our quarterly reports on Form 10-Q that are incorporated by reference in the prospectus.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

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            The date of this prospectus supplement is June 18, 2007.

                            SELLING SECURITY HOLDERS

      On November 21, 2006, we issued and sold $54,500,000 aggregate principal amount of 5.50% Convertible Senior Notes due November 21, 2026. We are registering the notes and the shares of common stock that the selling security holders may acquire upon conversion of the notes in order to enable the selling security holders to sell, from time to time, the notes and shares of our common stock they acquire if they convert their notes.

      The table below supplements the table of selling security holders contained in the "Selling Security Holders" sections of the prospectus. Where the name of a selling security holder identified in the table below also appears in a table in the prospectus or prospectus supplement no. 1, the information set forth in the table below regarding that selling security holder supersedes the information set forth in the prospectus or prospectus supplement no. 1.

      Information regarding the selling security holders may change from time to time and any modified information will be set forth in supplements to this prospectus supplement if and when necessary. Unless set forth below, to our knowledge, none of the selling security holders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

      A selling security holder may from time to time offer and sell any or all of the selling security holder's securities under this prospectus supplement. Because the selling security holder is not obligated to sell the notes or shares of our common stock held by such selling security holder, we cannot estimate the number of shares of our common stock that a selling security holder will beneficially own after this offering.

                                                                                 Number of        Number of         Number of
                            Amount of       Percentage of                        Shares of        Shares of         Shares of
                              Notes            Notes            Amount of       Common Stock     Common Stock      Common Stock
                           Beneficially     Beneficially       Notes To Be      Beneficially     That May Be     Upon Completion
   Name of Holder             Owned            Owned              Sold            Owned(1)         Sold(1)         of Offering
--------------------       ------------     ------------       -----------      ------------     -----------     ---------------
CC Arbitrage Ltd.(2)        $  500,000           1.0%          $  500,000          103,359          103,359                0

Grace Convertible              500,000           1.0              500,000          103,359          103,359
Arbitrage Fund,
Ltd.

Portside Growth              8,500,000          15.6            8,500,000        1,757,105        1,757,105                0
and Opportunity
Fund (2)(3)

Swiss Re Financial           7,000,000          12.8            7,000,000        1,457,328        1,447,028           10,300
Products
Corporation(2)

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

(1) Includes the theoretical maximum number of shares of our common stock issuable upon the conversion of the full amount of notes held by such holder at the initial conversion price of approximately $4.84 per share, which equals a conversion rate of 206.7183 shares of $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under "Description of the Notes - Conversion of the Notes - Conversion Rate Adjustments," in the prospectus. Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid in lieu of fractional shares, if any.

(2) This selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling security holder acquired its securities in the ordinary course of business and, at the time of the purchase of the securities, such selling security holder had no agreements or understandings, direct or indirect, with any person to distribute the securities. To the extent that we become aware that such selling security holder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus supplement forms a part to designate such affiliate as an "underwriter" within the meaning of the Securities Act.

(3) The investment advisor to Portside Growth and Opportunity Fund ("Portside") is Ramius Capital Group, L.L.C. ("Ramius Capital"). An affiliate of Ramius Capital is a NASD member. However, this affiliate will not sell any securities referenced in this table by Portside and will receive no compensation whatsoever in connection with sales of securities referenced in this table. Ramius Capital is an investment advisor to Portside and consequently has voting control and investment discretion over securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas
      W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of the securities referenced in this table.

      Additional selling security holders may be identified in additional tables by us at a later date by filing prospectus supplements to the prospectus. Such other security holders will not be permitted to sell shares pursuant to the registration statement unless and until they are listed in the selling security holders table in a supplement to the prospectus.


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